                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
      PURSUANT TO SECTION 14(D) (1) OF THE SECURITIES EXCHANGE ACT OF 1934

                          NEW JERSEY STEEL CORPORATION
                           (NAME OF SUBJECT COMPANY)

                          CO-STEEL MERGER CORPORATION
                          CO-STEEL USA HOLDINGS, INC.
                                 CO-STEEL INC.
                                   (BIDDERS)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    64614410
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               LEW C. HUTCHINSON
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                 CO-STEEL INC.
                                  SCOTIA PLAZA
                               40 KING STREET W.
                                  P.O. BOX 130
                                TORONTO, ONTARIO
                                 CANADA M5H 3Y2
                                 (416) 366-4500
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO
                              RECEIVE NOTICES AND
                      COMMUNICATIONS ON BEHALF OF BIDDERS)

                                   COPIES TO:
                             C. KENNETH SHANK, ESQ.
                           WILENTZ, GOLDMAN & SPITZER
                           A PROFESSIONAL CORPORATION
                           90 WOODBRIDGE CENTER DRIVE
                                  P.O. BOX 10
                       WOODBRIDGE, NEW JERSEY 07095-6117
                                 (732) 636-8000

                           CALCULATION OF FILING FEE

TRANSACTION VALUATION                                                  *AMOUNT OF FILING FEE
$137,034,000                                                                      $27,406.80

------------------------

* For purposes of calculating amount of filing fee only. The amount assumes the purchase of 5,958,000 shares of Common Stock, par value $.01 per share
    (collectively, the "Shares"), at a price per Share of $23 in cash. Such number of shares represents all the Shares outstanding as of November 21, 1997, plus the number of Shares issuable upon the exercise of outstanding options or other rights to acquire Shares that have or will have vested prior to December 31, 1997.

/ / Check box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid.
Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

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
Amount Previously Paid: None                   Filing Party: N/A
Form or Registration No.: N/A                  Date Filed: N/A

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
   CUSIP NO. 64614410       14D-1          PAGE 2 OF 8 PAGES

1.         NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
           ONLY)

                 CO-STEEL MERGER CORPORATION

2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a) / /
           (b) / /

3.         SEC USE ONLY

4.         SOURCES OF FUNDS*

                 AF

5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT
           TO ITEM 2(e) or 2(f)                                                         / /

6.         CITIZENSHIP OR PLACE OF ORGANIZATION

                 DELAWARE

7.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON

                 0

8.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
           CERTAIN SHARES*                                                          / /

9.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                 0

10.        TYPE OF REPORTING PERSON*

                 0

                                       2
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
   CUSIP NO. 64614410       14D-1          PAGE 3 OF 8 PAGES

1.         NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
           ONLY)

                 CO-STEEL USA HOLDINGS, INC.

2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a) / /
           (b) / /

3.         SEC USE ONLY

4.         SOURCES OF FUNDS*

                 AF

5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT
           TO ITEM 2(e) or 2(f)                                                         / /

6.         CITIZENSHIP OR PLACE OF ORGANIZATION

                 DELAWARE

7.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON

                 0

8.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
           CERTAIN SHARES*                                                          / /

9.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                 0

10.        TYPE OF REPORTING PERSON*

                 CO


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
   CUSIP NO. 64614410       14D-1          PAGE 4 OF 8 PAGES

1.         NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
           ONLY)

                 CO-STEEL INC.

2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a) / /
           (b) / /

3.         SEC USE ONLY

4.         SOURCES OF FUNDS*

                 WC

5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT
           TO ITEM 2(e) or 2(f)                                                         / /

6.         CITIZENSHIP OR PLACE OF ORGANIZATION

                 CANADA

7.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON

                 3,561,500 SHARES SUBJECT TO PURCHASE RIGHTS PURSUANT TO A STOCKHOLDER
                 AGREEMENT DATED AS OF NOVEMBER 21, 1997, AS TO WHICH SHARES THE REPORTING
                 PERSON DISCLAIMS BENEFICIAL OWNERSHIP

8.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
           CERTAIN SHARES*                                                          / /

9.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                 60.1%

10.        TYPE OF REPORTING PERSON*

                 CO

ITEM 1. SECURITY AND SUBJECT COMPANY.

    (a) The name of the subject company is New Jersey Steel Corporation, a New Jersey corporation (the "Company"), which has its principal executive offices at North Crossman Road, Sayreville, New Jersey 08872.

    (b) This Schedule 14D-1 relates to the offer by Co-Steel Merger Corporation (the "Purchaser"), to purchase all outstanding shares of Common Stock, par value $0.01 per share, of the Company (the "Shares") at a price of $23 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are attached hereto as Exhibits (a) (1) and (a) (2), respectively. Information concerning the number of outstanding Shares is set forth in "Introduction" of the Offer to Purchase and is incorporated herein by reference.

    (c) Information concerning the principal market in which the Shares are traded and the high and low sales prices of Shares for each quarterly period during the past two years is set forth in Section 6 ("Price Range of the Shares; Dividends on the Shares") of the Offer to Purchase and is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

    (a)-(d) and (g) This Schedule 14D-1 is being filed by the Purchaser, a Delaware corporation, Co-Steel USA Holdings, Inc. ("Holdings"), a Delaware corporation, and Co-Steel Inc., a Canadian corporation ("Parent"). The Purchaser is a wholly-owned subsidiary of Holdings, which is a wholly-owned subsidiary of Parent. Information concerning the principal business and the address of the principal offices of the Purchaser, Holdings and Parent is set forth in Section 9 ("Certain Information Concerning the Purchaser, Holdings and Parent") of the Offer to Purchase and is incorporated herein by reference. The names, business addresses, present principal occupations or employment, material occupations, positions, offices or employments during the last five years and citizenship of the directors and executive officers of the Purchaser, Holdings and Parent are set forth in Schedule I to the Offer to Purchase and are incorporated herein by reference.

    (e) and (f) The information set forth in Section 9 ("Certain Information Concerning the Purchaser, Holdings and Parent") of the Offer to Purchase is incorporated herein by reference.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

    (a) and (b) The information set forth in Section 11 ("Contacts with the Company; Background of the Offer") and Section 12 ("Purpose of the Offer; The Merger Agreement; The Stockholder Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a) and (b) The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

    (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

    (a)-(e) The information set forth in Section 12 ("Purpose of the Offer; The Merger Agreement; The Stockholder Agreement") of the Offer to Purchase is incorporated herein by reference.

    (f) and (g) The information set forth in Section 7 ("Effect of the Offer on the Market for the Shares; Stock Quotation; Exchange Act Registration; Margin Regulations") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    (a) and (b) The information set forth in "Introduction," Section 9 ("Certain Information Concerning the Purchaser and Parent") and Section 12 ("Purpose of the Offer; The Merger Agreement; The Stockholder Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

    The information set forth in "Introduction," Section 9 ("Certain Information Concerning the Purchaser, Holdings and Parent"), Section 11 ("Contacts with the Company; Background of the Offer") and Section 12 ("Purpose of the Offer; The Merger Agreement; The Stockholder Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The information set forth in the Introduction and Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

    Not applicable.

ITEM 10. ADDITIONAL INFORMATION.

    (a) Not applicable.

    (b) and (c) The information set forth in Section 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

    (d) The information set forth in Section 7 ("Effect of the Offer on the Market for the Shares; Stock Quotation; Exchange Act Registration; Margin Regulations") of the Offer to Purchase is incorporated herein by reference.

    (e) None.

    (f) The information set forth in the Offer to Purchase, the Letter of Transmittal and the Agreement and Plan of Merger dated as of November 21, 1997, among the Purchaser, Parent and the Company, and The Stockholder Agreement dated as of November 21, 1997 between Parent and Von Roll Holding AG, copies of which are attached hereto as Exhibits (a) (1), (a) (2) and (c), respectively, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

    (a) (1) Offer to Purchase.

    (a) (2) Letter of Transmittal.

    (a) (3) Notice of Guaranteed Delivery.

    (a) (4) Letter to Brokers, Dealers, Banks, Trust Companies and Other
Nominees.

    (a) (5) Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

    (a) (6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

    (a) (7) Text of Press Release dated November 21, 1997, issued by the Parent.

    (b) None.

    (c) (1) Tender Offer Agreement and Agreement and Plan of Merger dated as of November 21, 1997, among the Purchaser, Parent and the Company.

    (c) (2) Stockholder Agreement dated as of November 21, 1997 between Parent and Von Roll Holding AG.

    (d) None.

    (e) Not applicable.

    (f) None.

                                   SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 28, 1997

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
                                CO-STEEL MERGER CORPORATION

                                By:            /s/ LEW C. HUTCHINSON
                                     -----------------------------------------
                                                 Lew C. Hutchinson
                                                     PRESIDENT

                                CO-STEEL USA HOLDINGS, INC.

                                By:            /s/ LEW C. HUTCHINSON
                                     -----------------------------------------
                                                 Lew C. Hutchinson
                                                     PRESIDENT

                                CO-STEEL INC.

                                By:            /s/ LEW C. HUTCHINSON
                                     -----------------------------------------
                                                 Lew C. Hutchinson
                                                     PRESIDENT

                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER                                                  EXHIBIT NAME
---------  ---------------------------------------------------------------------------------------------------------

(a)(1)     Offer to Purchase

(a)(2)     Letter of Transmittal

(a)(3)     Notice of Guaranteed Delivery

(a)(4)     Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees

(a)(5)     Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees

(a)(6)     Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

(a)(7)     Text of Press Release dated November 21, 1997, issued by Parent

(b)        None

(c)(1)     Tender Offer Agreement and Agreement and Plan of Merger dated as of November 21, 1997, among the
           Purchaser, Parent and the Company

(c)(2)     Shareholder Agreement dated as of November 21, 1997 between the Parent and Von Roll Holding AG

(d)        None

(e)        Not applicable

(f)        None